SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D
                                (Rule 13d-101)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)


                          (Amendment No.____________)*


                                DTM Corporation
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                                (Name of Issuer)


                        Common Stock, $.0002 par value
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                         (Title of Class of Securities)


                                   23333L 103
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                                 (CUSIP Number)


              Nicholas J. Calise, Vice President and Secretary
            4020 Kinross Lakes Parkway, Richfield, OH 44286-9368
                              (330) 659-7600
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 2, 1999
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a  signed  original and five
copies of the schedules,  including all exhibits.   See Rule  13d-7(b) for other
parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.  23333L 103            SCHEDULE 13D

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   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


       The B.F.Goodrich Company ("BFG")
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [ X ]

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   3   SEC USE ONLY



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   4   SOURCE OF FUNDS*


       N/A
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       New York
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                        3,157,190 (1)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                         3,157,190 (1)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,157,190 (1)

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       50.2%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) On January 2, 1999, BFG entered into a Stock Purchase Agreement with Proactive Finance Group, LLC ("Proactive"), pursuant to which, upon the terms and conditions set forth therein, BFG agreed to sell, and Proactive agreed to purchase 3,157,190 shares of the Common Stock, par value $.0002 per share, of DTM Corporation, a Texas corporation. In addition, BFG agreed in such Stock Purchase Agreement to certain restrictions on the voting of its shares as set forth in Item 5 below.

CUSIP NO.  23333L 103           SCHEDULE 13D


Item 1.  Security and Issuer

     This Schedule 13D relates to the Common Stock, par value $.0002 per share ("Common Stock"), of DTM Corporation, a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1611 Headway Circle, Building 2, Austin, Texas 78754.


Item 2.  Identity and Background

     This Statement is being filed on behalf of The B.F.Goodrich Company, a New York corporation, having its principal office located at 4020 Kinross Lakes Parkway, Richfield, Ohio 44286-9368.

     BFG is a company engaged in the sales of products and provision of services in the specialty chemicals and aerospace industries.

     During the last five years, BFG has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     BFG is incorporated in the State of New York.

Item 3.  Source and Amount of Funds or Other Consideration

     On January 2, 1999, BFG entered into a Stock Purchase Agreement (the "Agreement") with Proactive which provides, among other things and upon the terms and conditions set forth therein, that BFG will sell, and Proactive will purchase, all of BFG's right, title and interest in and to (a) 3,157,190 shares of the issued and outstanding Common Stock of the Issuer (the "Shares") and (b) approximately $907,000 owed by the Issuer to BFG (the "Debt"). Under the Agreement, BFG has also agreed to certain restrictions on its voting of the Shares with respect to any proposed mergers, sale of assets, or other reorganizations or similar transactions involving the Issuer pending closing of the purchase.

     By its terms, the Agreement terminates on February 15, 1999 if all of the conditions to closing have not been satisfied or waived and the transactions have not been consummated. No monetary consideration has been tendered to date. The Agreement is attached hereto as Exhibit 1.

CUSIP NO.  23333L 103            SCHEDULE 13D



Item 4.  Purpose of Transaction

     The Shares are approximately 50.2% of the outstanding Common Stock of the Issuer as of January 11, 1999 and as such represent a substantial equity interest in the Issuer. BFG has indicated that it does not view the investment as strategic to its core businesses and accordingly, has agreed to sell all of the Shares it owns.

     It is expected that immediately following the Closing the products and services previously provided by the Issuer will continue as its principal business activity. The Agreement provides that contemporaneously with the Closing, each of Robert D. Koney Jr., Marshall O. Larsen, and Les C. Vinney shall resign from his position as a member of the Board of Directors of Issuer (the "Board") and that the vacancies created thereby will be filled by Anthony Mariotti, Samuel A. Myers, and Larry Goldstein. Messrs. Koney, Larsen and Vinney are also officers of BFG. Messrs. Mariotti, Myers and Goldstein are affiliated with Proactive.

     As a condition precedent to Closing, the Board was required to approve the transactions contemplated by the Agreement. The Board approved such transactions on January 11, 1999.

Item 5.  Interest in Securities of the Issuer

     BFG is the owner of an aggregate of 3,157,190 shares, which represent approximately 50.2% of the total number of outstanding shares of Common Stock of the Issuer as of January 11, 1999. Under the Agreement, BFG has agreed to certain restrictions on its voting with respect to any proposed mergers, sale of assets, or other reorganizations or similar transactions involving the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     BFG has provided a guaranty of the obligations of the Issuer under its credit line with its principal bank. Approval in writing by BFG is required for the guaranty to apply to any advance. According to information received from the Issuer, the outstanding balance of the credit line as of January 11, 1999 was zero. BFG does not anticipate that it will approve any further advances under its guaranty.

     Upon the Closing, Goodrich and Proactive will enter the Assignment and Assumption attached hereto as Exhibit 2 (the "Assignment Agreement") which provides, among other things, that Goodrich will assign to Proactive all of its right, title and interest in and to that certain Amended and Restated Shareholders' Agreement, dated April 30, 1996, among the Company and certain of its shareholders, as amended and restated (the "Shareholders' Agreement"). The Shareholders' Agreement was filed by the Issuer on May 21, 1996 as Exhibit 10.11 to its Registration Statement (No. 333-04173) on Form S-1, as amended, and is incorporated herein by reference.

CUSIP NO.  23333L 103          SCHEDULE 13D



Item 7.  Exhibit Index


EXHIBIT NO.   DESCRIPTION
-----------   -----------

    1. Stock Purchase Agreement, dated January 2, 1999, between Proactive and Goodrich

    2.        Assignment and Assumption Agreement

    3. Shareholders' Agreement. This exhibit was filed by the Issuer on May 21, 1996 as Exhibit 10.11 to Registration Statement (No. 333-04173) on Form S-1, as amended, and is incorporated herein by reference.

CUSIP NO.  23333L 103            SCHEDULE 13D





     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 12, 1999


                                            The B.F.Goodrich Company
                                            a New York corporation




                                            By: /s/Scott E. Kuechle
                                               ------------------------------
                                                Scott E. Kuechle
                                                Vice President and Treasurer